

March 11, 2024

Simone Wu
Senior VP, General Counsel, Corporate Secretary & External Affairs
Choice Hotels International, Inc.
915 Meeting St.
Bethesda, Maryland 20852

   Re: Choice Hotels International, Inc.
     Wyndham Hotels & Resorts, Inc.
     Schedule TO-T/A filed on March 11, 2024 and filed by Choice Hotels
     International, Inc.
     File No. 5-90832

Dear Simone Wu:

  We have reviewed your filing and have the following additional comment.

Schedule TO-T/A filed March 11, 2024

General

1. Please file a revised Schedule TO-T/A reporting the results of the offer, as required by
   Rule 14d-3(b)(2). We note that you state in the press release attached as Exhibit (a)(5)(B)
   to the Schedule TO-T/A that "support from Wyndham stockholders tendering into the
   exchange offer was significant considering the number of investors structurally prevented
   from participating at this stage" but do not disclose the number or percentage of shares
   tendered, as required by the Rule.

  We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the
staff. Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk
at (202) 551-3263.

          Sincerely,

          Division of Corporation Finance
          Office of Mergers & Acquisitions